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Exhibit 21

                      March 29, 2002

CONFIDENTIAL

Next Level Communications, Inc.
6085 State Farm Drive
Rohnert Park, California 94928
    Attention: Mr. James Ide

    Re: Next Level Communications, Inc. Commitment Letter

Dear Mr. Ide:

        We understand that you are interested in obtaining a commitment for a $35,000,000 financing facility (the "Financing Facility"), the proceeds of which will be used for general corporate and working capital purposes.

        Motorola, Inc. ("Motorola") is pleased to commit to provide the full amount of the Financing Facility. Our commitment hereunder is subject to the terms and conditions in the term sheet annexed hereto as Annex I (the "Term Sheet").

        If you agree with the foregoing, please sign and return to us the enclosed copy of this commitment letter no later than 5:00 p.m., Chicago time, on March 29, 2002.

Very Truly Yours,
MOTOROLA, INC.
			By:	/s/ R D Severns
				Title:	Senior Vice President
Agreed to and Accepted this 29 day of March, 2002
NEXT LEVEL COMMUNICATIONS, INC.
By:	/s/ James Ide
	Title:	CFO

ANNEX I

TERM SHEET

        (Unless otherwise defined, terms used in this Term Sheet have the meanings ascribed thereto in the commitment letter dated March 29, 2002, to which this Term Sheet is attached.)

I.	PARTIES
	Borrower:	Next Level Communications, Inc., a Delaware corporation.
	Financing Party:	Motorola, Inc., a Delaware corporation.
II.	EXISTING FACILITIES
	Existing Credit Facility:	Credit Agreement dated as of May 16, 2001, as amended to the date of this Term Sheet, between Borrower and Financing Party, and related documentation.
Existing Preferred Stock Facility:
Securities Purchase Agreement dated as of February 20, 2002 between Borrower and Financing Party, and related documentation, relating to Borrower's Series A Convertible Preferred Stock issued to Financing Party.
III.	THE FINANCING FACILITY
	Financing Commitment Amount:	$35,000,000.
	Commitment Expiration Date:	March 31, 2003.
	Commitment Fee:	Financing Party shall be entitled to a commitment fee of 0.25% per annum on the unused portion of the Financing Commitment Amount, payable on the last business day of each calendar quarter.
Commitment Reduction for Other Financing:	The Commitment Amount will be reduced, dollar for dollar, to the extent Borrower receives Board approved financing in a transaction to which Financing Party is not a party. Borrower agrees to use best efforts to obtain such financing.
Financing Party Option to Treat Drawdowns as Debt or Equity:
At Financing Party's sole option at the time of any drawdown, such drawdown will be treated as either (i) an increase in the aggregate principal amount of convertible accrued debt owed by Borrower to Financing Party under the Existing Credit Facility, as represented by the Promissory Note dated December 11, 2001 (the "Convertible Promissory Note"), or (ii) Series A Convertible Preferred Stock, with terms (other than price) substantially identical to the Existing Preferred Stock Facility, and the conditions precedent to funding such drawdown under either such option shall apply. Financing Party will have the option of pricing the Series A Preferred at the average of the closing prices of Next Level Common Stock for either (x) the five days prior to signing this Term Sheet or (y) the five days prior to the particular Series A Preferred issuance.

Annex I Page 1

Authorization of Additional Preferred Stock:
To the extent that Borrower does not have sufficient authorized preferred stock to achieve the correct economic result using Series A Convertible Preferred Stock, given the amount of the particular drawdown, the Borrower shall create a Series B Convertible Preferred Stock with appropriate adjustments to the conversion ratio and other terms.
Warrants:
Financing Party shall be given warrant coverage consistent in amount with that given in connection with the Convertible Promissory Note or the Series A Convertible Preferred Stock, as applicable, as described in the preceding paragraph. Warrant pricing will be the lower of (i) the average of the closing prices of Next Level Common Stock for either (x) the five days prior to signing this Term Sheet or (y) the five days prior to the particular drawdown.
	Effect of Drawdown:	At the time the Financing Commitment Amount is drawn down by Borrower, the amount available will be reduced accordingly (and any amounts repaid may not be reborrowed).
	Minimum Drawdown Amounts:	Borrower may drawdown the financing in minimum amounts of $5,000,000 or a larger multiple of $1,000,000.
IV.	MISCELLANEOUS
Expenses:
Borrower will pay all of Financing Party's fees and other out-of-pocket expenses (including the fees and out-of-pocket expenses of Financing Party's legal counsel) arising out of or in connection with the Financing Facility, the Commitment Letter, this Term Sheet or the facility documentation.
	Other:	New York governing law and jurisdiction.

Annex I Page 2

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  Exhibit 21
  ANNEX I
TERM SHEET